Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED MAY 22, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2019, as well as Supplement No. 1 dated April 16, 2019, Supplement No. 2 dated April 17, 2019 and Supplement No. 3 dated May 16, 2019. Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in our prospectus, as supplemented.

The purpose of this Supplement No. 4 is to disclose our acquisition of an office portfolio.

Office Portfolio Acquisition

The disclosure appearing under the heading “Investment Portfolio—Investments in Real Property” beginning on page 114 of our prospectus is supplemented with the following:

On May 21, 2019, we, through a subsidiary, acquired a fee-simple interest in the Florida Office Portfolio (the “Portfolio”), a Class A office portfolio with 11 buildings located in Jacksonville, Florida, from an unaffiliated seller for a purchase price of approximately $231 million in cash, exclusive of closing costs, in a joint venture with affiliates of Vanderbilt Office Properties and Trinity Capital Advisors, with the Company owning 97% of the joint venture.

Description of the Portfolio

The Portfolio totals 1.27 million square feet and is located within the Deerwood Park submarket, which commands the highest asking rents and lowest vacancy rate in Jacksonville. Deerwood Park is an attractive destination for employers due its convenient access to both executive and workforce housing and its rich amenity base, anchored by North Florida’s most successful retail complex, St. Johns Town Center.

The Portfolio is currently 90% leased with a well-diversified rent roll consisting of 55 tenants and no significant single tenant concentration. Investment-grade companies comprise over 65% of in-place tenancy. Information about the Portfolio’s largest tenants is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area (4)	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent
Fidelity Investments (1)	Financial Services	14%	Base Year	Oct. 2006	Sept. 2026	$21.01	(5)
The Adecco Group (2)	Employment Services	11%	Base Year	Apr. 2011	Mar. 2022	$22.65	(5)
J.P. Morgan Chase Bank, N.A. (3)	Financial Services	10%	Base Year	Oct. 1997	Jul. 2022	$21.59	(5)

(1)	Fidelity Investments is one of the largest asset managers globally with $2.5 trillion in assets under management.
(2)	The Adecco Group is the largest staffing and recruitment firm in the world and a Fortune Global 500 company.
(3)

J.P. Morgan Chase Bank, N.A. is a publicly traded (NYSE: JPM) national bank that constitutes the consumer and commercial banking subsidiary of the U.S. multinational banking and financial services holding company, JPMorgan Chase & Co.

(4)	Refers to each tenant’s square footage as a percent of the Portfolio’s net rentable area of 1.27 million square feet.
(5)	Lease contains annual base rent increases.

SREIT-SUP4-0522

The Portfolio’s average effective annual rental per square foot rate was $23.92 as of the closing. The average occupancy rate and annual effective rent per square foot for each of the last two years is set forth in the table below:

	Occupancy Rate	Annual Effective Rent Per Square Foot
2018	88.7%	$23.24
2017	93.3	22.43

We have no plans for material capital improvements and we believe the Portfolio is adequately covered by insurance and is suitable for its intended purposes. The Portfolio will face competition for tenants from similarly situated office properties in the area. We will depreciate buildings based upon an estimated useful life of 40 years and furniture, fixtures, equipment, and site improvements for 3 to 15 years. At acquisition, the estimated annual real estate taxes on the Portfolio total approximately $2.5 million.

Financing of the Portfolio

We funded the acquisition of the Portfolio with cash on hand and new property-level indebtedness of $135 million provided by Wells Fargo.

Property Management

We have engaged Vanderbilt Office Properties as the property manager for the Portfolio.